File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2022
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales and purchases by the Bank of its primary obligations, all of which were of the Bank's ordinary capital.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2022, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

**Sales by the Inter-American Development Bank
of its Ordinary Capital Primary Obligations**

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	2,000,000,000	3.25	99.99	1-July-2022	1-July-2024
USD	200,000,000	Floating Rate	100.00	13-July-2022	10-Feb-2026
USD	10,000,000	2.205	100.00	21-July-2022	21-July-2024
GBP	100,000,000	2.45	100.00	29-July-2022	29-July-2025
GBP	300,000,000	2.375	99.801	3-Aug-2022	3-Aug-2029
GBP	100,000,000	2.50	100.010	19-Aug-2022	22-July-2027
USD	100,000,000	2.941	100.00	30-Aug-2022	30-Aug-2032
AUD	300,000,000	4.25	100.671	1-Sep-2022	11-June-2026
AUD	40,000,000	4.362	100.00	9-Sep-2022	9-Sep-2037
USD	25,000,000	3.42	100.00	7-Sep-2022	7-Sep-2027
USD	3,000,000,000	3.50	99.423	14-Sep-2022	14-Sep-2029
COP	25,000,000,000	11.10	100.00	27-Sep-2022	27-Sep-2027

**Purchases by the Inter-American Development Bank
of its Ordinary Capital Primary Obligations**

Borrowing Currency	Original Borrowing Amount	Coupon (%)	Original Issue Date	Maturity Date	Re-Purchase Amount	Re-Purchase Settlement Date
AUD	130,000,000	1.505	5-Mar-2021	5-Mar-2031	130,000,000	2-Aug-2022

Inter-American Development Bank

Ordinary Capital



Management's Discussion and Analysis

and

Condensed Quarterly Financial Statements

September 30, 2022

(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS 1

    INTRODUCTION 3

    FINANCIAL STATEMENT REPORTING 3
        COVID-19 and the Russian war on Ukraine 3
        Resolution approved by the Board of Governors (BoG) in March 2022 4
        Accounting Developments...5

    FINANCIAL HIGHLIGHTS..6
        Developmental Assets...7
        Borrowing operations...8
        Financial results 9
        Transfers to the IDB Grant Facility...9

    CAPITAL ADEQUACY..9

    CONDENSED BALANCE SHEET 10
        Developmental assets..10
        Investment Portfolio...10
        Borrowing Portfolio 11
        Equity 11
        Transfers to the Inter-American Investment Corporation 11

    RESULTS OF OPERATIONS...12
        Core Operating Income (Non-GAAP Measure) 14

    COMMITMENTS...15
        Guarantees 15
        Contractual Obligations 15

    LIQUIDITY MANAGEMENT 15

    COMMERCIAL CREDIT RISK..16

    SUBSEQUENT AND OTHER DEVELOPMENTS 17
        Funded Status of Pension and Postretirement Benefit Plans (Plans).....................................17
        Management Changes 17

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)............................19

    Condensed Balance Sheet...20

    Condensed Statement of Income and Retained Earnings 21

    Condensed Statement of Comprehensive Income 21

    Condensed Statement of Cash Flows..22

    Notes to the Condensed Quarterly Financial Statements 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

September 30, 2022

INTRODUCTION

The primary activities of the Inter-American Development Bank (Bank or IDB) are conducted through the Ordinary Capital, which was supplemented by the Fund for Special Operations (FSO, inactive), and the IDB Grant Facility (GRF). Unless otherwise stated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Bank's Ordinary Capital. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

This document should be read in conjunction with the Bank's Information Statement dated February 25, 2022, which includes the Ordinary Capital financial statements for the year ended December 31, 2021. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP are: the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and net periodic benefit cost associated with these plans. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[1] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating Income[2]. Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions are reported separately in the Statement of Income and Retained Earnings.

COVID-19 and the Russian war on Ukraine

The global outbreak of SARS-CoV-2 (also referred to as COVID-19) created a global health and humanitarian crisis, disrupted economic activity across the world and provoked significant volatility in financial markets. The Russian war on Ukraine is an additional source of concern both for its immediate social and humanitarian implications as well as for its downstream effects, in particular on energy and food prices and with implications for inflation.

Continued economic recovery in Latin America and the Caribbean depends critically on the evolution of the pandemic, the effects of the ongoing global tightening of monetary policy, and the economic policies chosen by the countries in the region. After the initial steep fall in economic activity, mitigated by the fiscal and monetary reaction, the region bounced back more strongly than expected in 2021. Growth was expected to wane in 2022 and converge back to long run growth trends, while the Russian war on Ukraine increased commodity prices and decreased global growth prospects. Inflation has risen worldwide, and the region is no exception to that. Central banks have taken action to limit a de-

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(1) In order to manage the sensitivity to changes in interest rates, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.
(2) Reference to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

anchoring of inflation expectations. Growth in the region is now expected to decrease below long run values in 2023 and then rise moderately as global inflation subsides. Management will continue to monitor the situation and reassess the credit provisioning estimates, as necessary.

The Bank remains the main source of multilateral lending to countries in Latin America and the Caribbean and intends to continue to support its borrowing member countries and private sector clients to help finance the response to COVID-19 and mitigate the effects of the Russian war on Ukraine. Management expects Bank approvals and disbursements during 2022 to exceed $14 billion and $10 billion, respectively.

From a financial standpoint, Bank policies require Management to balance equity accumulation and growth of (risk weighted) assets through its long-term financial plan. The Bank has built capital buffers to absorb downward shocks stemming from rating downgrades and market volatility events and assesses financial resiliency regularly through stress testing. All internal and external capital and liquidity metrics remain within their respective financial and risk management policy thresholds.

Since the introduction of mandatory telework at the IDB in March 2020, due to the COVID 19 pandemic, no meaningful business disruption incidents were recorded, and Board and Management Committee meetings have continued to operate uninterrupted and meet regularly to coordinate the work program.

The Bank's Return to the Office Framework (RTO) assists in managing the return of employees to the facilities and to respond to differing situations that may be encountered as a result of the pandemic crisis.

An Update to the RTO Framework was undertaken in October 2021 in order to address the evolving nature of the situation and the developments in medical insights, public health guidance, and availability of vaccines. The RTO employs a progressive, gradual reopening approach, via Modules, to support business continuity while minimizing risks for the Bank's employees and is driven on an office-by-office basis. There is "no one size fits all" solution and each of the Bank's country offices will operate in the Modules based on relevant inputs such as local health conditions. On July 1, 2021, the Bank started the return to office for its Headquarters in Washington, D.C. under Module 1 (up to 10% capacity), and reached Module 4 on September 12, 2022, with no occupancy limits of the physical facilities and starting its transition to a fully hybrid work model approach, combining in-person work and working from home.

Given the teleworking status, the Bank has seen an increase in cybersecurity risks and phishing attacks, which have been effectively mitigated because of past investments in security, remote access, end-point protection, and cloud technologies, as well as strengthened operational risk management plans. Management continues to invest in preventive and detective technologies as well as in employee awareness to ensure high standards for cybersecurity.

Resolution approved by the Board of Governors (BoG) in March 2022

At the 2022 annual meeting of the Board of Governors, the Bank presented the findings of the analytical work requested by the Governors at the 2021 BoG meeting. Among others, the analytical work highlighted the challenges for the region, including poverty, inequality, inadequate social protection and low economic growth, the need for a greater focus on climate change, commitment to gender equity, diversity and inclusion, as well as the adverse impacts of COVID-19 that aggravated deep-seated structural problems.

Given the dire socio-economic crisis facing Latin America and the Caribbean, and the findings of the analytic work, it is desirable to expand on the findings and reforms outlined in the analytical work, with a particular focus on development effectiveness, implementation of ambitious country-owned reforms, and support for the private sector, climate, and social agenda. To achieve that, the Board of Governors adopted a resolution mandating the IDB Board of Executive Directors to direct the Bank's Management to prepare a report advancing the operational and institutional reforms outlined in the analytic work, including plans for implementation and the obstacles and enablers for implementation, with a specific focus on: (a) improving IDB's development effectiveness, with particular focus on addressing structural challenges, as well as the impacts of the COVID-19 pandemic; (b) assessing options for balance sheet optimization to further strengthen IDB's resilience to external shocks and maximize resources available for development-related financing; (c) reviewing IDB's current lending instruments, including the ways for strengthening policy-based lending; (d) reviewing IDB's country classification categories, while considering that the IDB relies on a cooperative model; (e) enhancing the IDB's climate, green finance and biodiversity ambitions; (f) addressing the development needs of populations in fragile, conflict and violence-affected, and vulnerable situations, and small island developing states, consistent with IDB policies; and (g) comprehensively addressing poverty, inequality of income and opportunities, reducing informality in the labor markets, and developing social protection, health and education, while promoting resource mobilization, including of domestic resources, gender and diversity ambitions, and inclusion.

The report shall be delivered to the Bank's Board of Executive Directors for its review, consideration, and recommendations to the Committee of Board of Governors.

Accounting Developments

For a description of new accounting developments, see Note B – Summary of Significant Accounting Policies under "Notes to the Condensed Quarterly Financial Statements" section.

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the nine months ended September 30, 2022 and 2021, as well as for the year ended December 31, 2021.

BOX 1: SELECTED FINANCIAL DATA

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30,			Year ended December 31,
	2022		2021	2021
Operational Highlights				
Approved developmental assets	$ **7,462**	$	5,935	$ 14,535
Loans and guarantees[1]	**7,358**		5,922	14,186
Debt securities	**104**		13	349
Undisbursed portion of approved developmental assets[2]	**29,962**		28,572	30,018
Gross disbursements of developmental assets	**6,862**		6,672	12,512
Net disbursements of developmental assets[3]	**1,651**		1,722	5,162
Balance Sheet Data				
Investments, after swaps[4]	$ **34,944**	$	43,154	$ 38,653
Developmental Assets				
Loans outstanding[5]	**108,645**		105,745	108,943
Debt securities	**637**		374	435
Allowance for credit losses	**475**		466	449
Total assets[6]	**145,893**		154,136	151,752
Borrowings outstanding, after swaps	**111,516**		114,883	114,410
Equity	**36,458**		34,311	35,086
Income Statement Data				
Operating Income[7][9]	$ **491**	$	631	$ 812
Net fair value adjustments on non-trading portfolios and foreign currency transactions[8]	**983**		272	402
Other components of net pension benefit costs	**20**		(27)	(37)
Board of Governors approved transfers	**(172)**		(92)	(92)
Net income	**1,322**		784	1,085
Comprehensive income	**1,550**		788	1,563
Ratios				
Total debt[9] to equity[10] ratio	**3.1**		3.3	3.3
Total assets to equity[6][10] ratio	**4.0**		4.4	4.3
Cash and investments as a percentage of borrowings outstanding, after swaps	**31.7%**		38.1%	34.9%
Cost to income ratio[11]	**37.5%**		38.5%	40.7%
Return on equity ratio[12]	**1.9%**		2.0%	2.4%
Return on assets ratio[6][13]	**0.5%**		0.5%	0.5%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program, NSG loan participations and exposure exchange agreements.
(2) Includes undisbursed balance for loans and debt securities, see **Table 1.**
(3) Includes gross loan disbursements and debt securities purchased, less loan principal repayments (and prepayments) and collection of debt securities.
(4) Includes accrued interest.
(5) Excludes lending swaps in a net asset position of $3,897 million as of September 30, 2022 (2021 - $572 million in a net asset position) and $782 million in a net asset position as of December 31, 2021.
(6) Effective December 31, 2021, the presentation of derivative instruments on the Balance Sheet was changed to the standard market practice of netting derivative asset and liability positions, as well as the related cash collateral received by counterparty, including the related accrued interest. Total assets and Total assets to equity ratio for September 2021 were adjusted to conform to the current presentation.
(7) See page **12** for a full discussion of Operating Income.
(8) Net fair value adjustments mostly relate to changes in the fair value of lending and equity duration swaps due to the increase in USD interest rates. Unrealized gain or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approach and their fair values converge with their costs.
(9) Borrowings (after swaps) and guarantee exposure.
(10) See page **11**, sources of funds section, for a definition of "Total Equity".
(11) Four year rolling average of Administrative expenses, excluding pension service costs, divided by four year rolling average of Total income, excluding Investments - net gains (losses) and net of Borrowing expenses.
(12) Twelve months rolling operating income divided by average equity.
(13) Twelve months rolling operating income divided by average total assets.

Developmental Assets

Developmental assets include loans, guarantees and debt securities. As of September 30, 2022 and December 31, 2021, approximately 95% of the outstanding developmental assets are sovereign-guaranteed.

Developmental assets operations: A summary of the developmental assets approved, as well as the undisbursed portion of developmental assets approved, during the nine months period ended September 30, 2022 and 2021 appears in **Table 1**.

TABLE 1: DEVELOPMENTAL ASSETS APPROVALS
(Amounts expressed in millions of United States dollars)

| | 2022 | | | | 2021 | | | |
| | | Concessional | | | | Concessional | | |
	SG	SG	NSG(1)	Total	SG	SG	NSG(1)	Total
Loans								
Number	47	1	64	112	49	2	39	90
Amount	$ 6,279	$ 68	$ 711	$ 7,058	$ 5,340	$ 32	$ 485	$ 5,857
Guarantees								
Number	2	-	-	2	2	-	-	2
Amount	$ 300	$ -	$ -	$ 300	$ 65	$ -	$ -	$ 65
Debt securities								
Number	-	-	1	1	-	-	1	1
Amount	$ -	$ -	$ 104	$ 104	$ -	$ -	$ 13	$ 13
Total	$ 6,579	$ 68	$ 815	$ 7,462	$ 5,405	$ 32	$ 498	$ 5,935
Undisbursed balance	$ 28,560	$ 470	$ 932	$ 29,962	$ 26,986	$ 598	$ 988	$ 28,572
Related to Signed loans	$ 18,709	$ 386	$ 335	$ 19,430	$ 20,656	$ 501	$ 535	$ 21,692
Signed debt securities	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

(1)   There were five loans for $279 million originated by IIC and co-financed by the Bank (2021 – four for $118 million).

Table 2 presents the sovereign (SG) and non-sovereign-guaranteed (NSG) loans and guarantees portfolios as of September 30, 2022 and December 31, 2021.

TABLE 2: OUTSTANDING LOANS AND GUARANTEES
(Expressed in millions of United States dollars)

	2022	2021
Sovereign Loans	$ 104,655	$ 104,220
Sovereign Guarantees	679	352
Sovereign Portfolio	105,334	104,572
Non-Sovereign Loans	3,933	4,666
Non-Sovereign Guarantees	498	329
Non-Sovereign Portfolio	4,431	4,995
Total Loans & Guarantees Outstanding	$ 109,765	$ 109,567
NSG Portfolio as a percentage of total loans and guarantees	4.0%	4.6%

For 2022 and 2021, the approved lending spread and credit commission for the Bank's non-concessional sovereign-guaranteed loans is 0.90% and 0.50%. No supervision and inspection fees have been applied for said periods.

The concessional funded portions of blended loans are bullet loans with 40-year maturities, and with an interest rate of 0.25%.

Conversion to the Secured Overnight Financing Rate (SOFR): In alignment with the ongoing global IBOR benchmark reform and following a multi-year roadmap, the Bank achieved critical milestones in 2021 with respect to borrowers' communication, operational and system readiness, and strategy for transitioning the balance sheet. The Bank is ready to execute the transition from LIBOR and operate under the new benchmarks during 2022.

As of September 30, 2022, a total of 937 SG loans with an outstanding balance of $49.8 billion has been converted to SOFR, which is approximately 96% of the total SG loan portfolio.

Debt Securities: During 2022, the Bank purchased five developmental related debt securities for $255 million (2021 – none).

Individually assessed loans: The Bank had individually assessed NSG loans with outstanding balances of $164 million at September 30, 2022, compared to $339 million at December 31, 2021. As of September 30, 2022, the allowances for credit losses on individually assessed NSG and SG loans were $102 million and $149 million, respectively, compared to $160 million for NSG and $77 million for SG loans at December 31, 2021. The percentage of the NSG allowance for credit losses on individually assessed loans was 62% as of September 30, 2022 and 47% as of December 31, 2021.

As of September 30, 2022, the total amount of Venezuela's sovereign-guaranteed operations in payment arrears amounted to $1,203 million, including interest, from which $1,093 million corresponds to arrearages of more than 180 days. Since 2018, all loans to Venezuela amounting to $2,011 million (unchanged from 2018), were placed in nonaccrual status. Interest income not recognized amounted to $51 million during the first nine months of 2022 ($25 million as of September 30, 2021), and the related individually assessed allowance for credit losses was $149 million ($77 million as of December 31, 2021). There were no other sovereign-guaranteed loans over 180 days past due, or in nonaccrual status as of September 30, 2022 or December 31, 2021.

Under the IDB's guidelines on arrears, the Bank cannot undertake any lending activities in Venezuela until its arrears are cleared. As a matter of policy, the Bank does not renegotiate nor reschedule its SG loans. Venezuela became a shareholder of the IDB when the institution was founded in 1959, and has reiterated its commitment to the Bank and its intention to undertake payments. The Bank expects to collect all amounts due, including interest at the contractual interest rate for the period of delay, when the balances in arrears are restored to an accrual basis. As a result, the allowance recorded represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of credit loss is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess the credit loss estimate accordingly.

Borrowing operations

During the first nine months of 2022, the Bank issued bonds for a total face amount of $15,487 million (2021 – $23,445 million) that generated proceeds of $15,484 million (2021 – $23,449 million), representing decreases of $7,958 million and $7,965 million, respectively, compared to the same period last year. The average life of new issues was 5.3 years in 2022 (2021 – 6.2 years). The Bank expects that the borrowing program will be approximately $17 billion in 2022.

During 2022, the Bank continues to be rated Triple-A by the major credit rating agencies, and its outlook remains stable.

In 2021, the Bank started trading derivatives to manage the transition away from LIBOR and in particular basis exposure to the borrowers on SG loans. As of September 30, 2022, the Bank has converted swaps from LIBOR into SOFR for $19 billion and has also traded basis swaps LIBOR/SOFR for $18 billion.

The Bank has one outstanding LIBOR Floating-Rate Note (FRN) that resets during 2022. While the United Kingdom's Financial Conduct Authority (FCA) originally indicated that all LIBOR settings would cease to be published after December 31, 2021, that date was extended until June 30, 2023 for the most common USD LIBOR tenors (overnight, 1-month, 3-month, 6-month and 12-month USD LIBOR). Due to this extension, the remaining Bank issuance that matured on July 15, 2022 for $1,500 million has already reset. Starting in January 2022, the Bank discontinued swapping bond issuances into LIBOR.

Capacity Building, Asset Management and Advisory (CAsA) pilot program

During the first quarter of 2022, the Bank started operations under its new CAsA services pilot program. CAsA aims to help build or strengthen the asset management institutional capacity of central banks and official institutions in the borrowing member countries. To this end, CAsA provides a range of services that includes managing a portion of the institution's assets along with technical missions, fellowships, and other training opportunities. The program follows the principle of cost recovery. Fees are based on the average value of the portfolio managed and are used to provide the entire range of services under the program. As of September 30, 2022 total assets managed under the CAsA program amounted to $200 million.

Financial results

Operating income during the first nine months of 2022 was $491 million, compared to $631 million for the same period last year, a decrease of $140 million. The decrease was mainly due to net investment losses and an increase in the provision for developmental assets credit losses; which were partially offset by an increase in net interest income (See Table 4).

During the nine months ended on September 30, 2022, the trading investments portfolio experienced net mark-to-market losses of $155 million, compared to $2 million losses during the nine months ended September 30, 2021, mainly due to the mark-to-market impact of higher interest rates and wider credit spreads. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $36 million during the first nine months of 2022, compared to $17 million during the same period in 2021.

The provision for credit losses on developmental assets was $68 million during the first nine months of September 30, 2022, compared to a credit of $64 million for the same period last year. The increase was mainly in the SG portfolio due to an increase in the allowance of an individually assessed loan; partially offset by a decrease in the allowance of the NSG portfolio mostly due to a revision of the macroeconomic forecast scenarios during 2022 and a decrease of the NSG loan portfolio exposure.

The Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $983 million for the nine months ended September 30, 2022, compared to $272 million for the same period in 2021. Net fair value adjustments mostly relate to changes in the fair value of lending and equity duration swaps due to the increase in USD interest rates. Unrealized gain or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturities approach and their fair values converge with their costs.

Transfers to the IDB Grant Facility

Income transfers from the Ordinary Capital to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they are considered based on actual disbursements and fund balance of the GRF. In March 2022, the Board of Governors approved income transfers from the Bank to the GRF amounting to $172 million (2021 – $92 million). Since 2011, the GRF has received income transfers totaling $1,382 million.

CAPITAL ADEQUACY

The Bank's Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy mandate (Mandate) and regulations that determine capital requirements for credit and market risk in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating, and the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank's lending capacity.

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans. Specific risk limits in terms of capital requirements for investments and derivatives are included that enable Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. The Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

Developmental assets

Loans: The loan portfolio is the Bank's principal earning asset. As of September 30, 2022, the total volume of outstanding loans was $108,588 million, of which $4,922 million was under concessional terms, compared with $108,886 million and $4,934 million, respectively, as of December 31, 2021.

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantees engaging the full faith and credit of the national government. The Bank also offers sovereign-guaranteed concessional lending through a blending of regular and concessional financing.

In addition, the Bank may make loans and guarantees directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also lends to other multilateral development institutions without sovereign guarantee.

NSG operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of the Bank's Total Equity[3]. From January 1, 2016 until December 31, 2022, NSG loans activities will continue to be originated by the IIC and cofinanced by the Bank and the IIC. Refer to the Transfers to the Inter-American Investment Corporation section for further information.

As of September 30, 2022, 4% of the outstanding loans and guarantees exposure was NSG (December 31, 2021 – 5%). The NSG portfolio, including loans to other multilateral development institutions, totaled $4,431 million, compared to $4,995 million at December 31, 2021.

Debt securities: The Bank invests in debt securities to further its developmental objectives, mainly co-financing with the Inter-American Investment Corporation (IIC). In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option. As of September 30, 2022, debt securities outstanding amounted to $637 million (2021 – $435 million).

Allowance for credit losses on developmental assets and guarantees outstanding: The allowance for credit losses on developmental assets and guarantees outstanding amounted to $505 million at September 30, 2022, compared to $487 million at December 31, 2021. The increase of $18 million is due to an increase in the allowance of the SG portfolio of $87 million mostly due to an increase in the allowance of loans to Venezuela that have been assessed individually; offset by a decrease in the allowance of the NSG portfolio of $69 million, mainly due to the sale and settlement of two individually assessed loans.

Investment Portfolio

The Bank's investment portfolio is comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs as determined in the Bank's liquidity policy.

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(3) As of June 30, 2022 the date of the latest quarterly Financial Risk report to the Board of Executive Directors, the risk capital requirements NSG operations was $1,500 million, or 4.1% of the Bank's Total Equity.

Borrowing Portfolio

The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, at September 30, 2022 decreased $2,894 million compared with December 31, 2021, primarily due to a higher amount of maturities ($18,665 million) than new borrowings ($15,484 million); partially offset by a decrease in the fair value of borrowings and related swaps ($341 million).

Equity

Equity at September 30, 2022 was $36,458 million, an increase of $1,372 million from December 31, 2021, mainly due to Net income of $1,322 million for the first nine months of the year, a $175 million gain related to the Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk, and $53 million amortization of net actuarial losses and prior service credit on pension plans; offset by $150 million distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders recorded as a dividend.

The Debt-to-Equity ratio uses gross debt, as opposed to net debt, to facilitate its comparability with other MDBs. "Total Equity" (utilized as the denominator within the Debt-to-Equity ratio) is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings, minus borrowing countries' local currency cash balances, and accumulated other comprehensive income. The Debt-to-Equity ratio has a maximum limit, whereby the Bank cannot exceed 4.0x of equity. **Table 3** presents the composition of the Debt-to-Equity ratio as of September 30, 2022 and December 31, 2021. The ratio decreased from 3.3 to 3.1 mainly resulting from an increase in Equity and a decrease of Borrowings outstanding.

TABLE 3: TOTAL DEBT-TO-EQUITY RATIO
(Amounts expressed in millions of United States dollars)

	September 30, 2022	December 31, 2021
Borrowings outstanding after swaps and guarantee exposure	$ 112,832	$ 114,613
Equity		
Paid-in capital stock	11,854	11,854
Less: Receivable from members	831	803
Retained earnings:		
General reserve	22,870	21,470
Special reserve	2,565	2,565
	36,458	35,086
Minus:		
Borrowing countries' local currency cash balances	97	179
Accumulated other comprehensive income	85	(143)
Total Equity	$ 36,276	$ 35,050
Total Debt-to-Equity Ratio	3.1	3.3

Transfers to the Inter-American Investment Corporation

NSG activities will continue to be originated by the IIC and co-financed by the Bank and the IIC until December 31, 2022. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG loans portfolio.

The IIC's capitalization plan includes capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB to its shareholders and immediate contribution to the IIC. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple A long term foreign currency credit rating, the CAP, the preservation of the sovereign guaranteed lending envelope consistent with the Bank's 9th General Capital Increase, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2022, the Board of Governors approved a $150 million (2021 - $150 million) distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders, that has been recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings. Since 2018, the IIC has received dividends totaling $510 million.

RESULTS OF OPERATIONS

Table 4 shows a breakdown of Operating Income. For the nine months ended September 30, 2022, Operating Income was $491 million compared to $631 million for the same period last year, a decrease of $140 million. The decrease was mainly due to net investment losses and an increase in the provision for developmental assets credit losses; which were partially offset by an increase in net interest income.

TABLE 4: OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30,		2022 vs
	2022	2021	2021
Loan interest income[1]	$ 2,162	$ 1,502	$ 660
Investment interest income[1]	366	89	277
Other interest income	57	35	22
	2,585	1,626	959
Less:			
Borrowing expenses[1]	1,259	472	787
Net interest income	1,326	1,154	172
Other loan income	81	95	(14)
Net investment losses	(155)	(2)	(153)
Other expenses:			
Provision (Credit) for developmental assets credit losses	68	(64)	132
Net non-interest expense	693	680	13
Total	761	616	145
Operating Income	$ 491	$ 631	$ (140)

(1)   Amounts on an after swap basis.

The Bank had net interest income of $1,326 million during the first nine months of 2022, compared to $1,154 million for the same period last year. The increase of $172 million was mainly due an increase in interest rates and a larger loan portfolio.

Figure below shows the Bank's net interest income during the first nine months of the last three years.

FINANCIAL RESULTS – NET INTEREST INCOME
For the quarters ended September 30, 2020 through 2022

(Expressed in millions of United States dollars)



The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through either a cost pass-through formulation, calculated on an actual or estimated basis, incorporated in the lending rates charged, or hedges of related interest rate exposures. The Bank's policy of setting its lending rate on its SG non-concessional loans as a cost pass-through plus a variable lending spread, largely immunizes it from the volatility associated with the underlying cost of funding which is primarily based on 3-month USD LIBOR and SOFR. The Bank's net interest income is driven primarily by the lending spread the Bank charges on all its SG loans and the income earned on equity funded assets. The lending spread is normally reviewed annually, and when this spread resets it applies to the entire SG lending portfolio, not just to the new loans approved in that year. Secondly, changes in market interest rates will result in changes in Net Interest Income as the balance sheet has certain residual interest income sensitivity to SOFR and LIBOR changes, since the Bank's equity is partially funding LIBOR and SOFR based SG Loans

During 2021, the Bank started changing the way it achieves the target duration of equity to minimize the impact of changes in short term rates, LIBOR or SOFR, on net interest income. The Bank continues to manage the sensitivity to changes in interest rates of its equity, utilizing equity duration swaps to maintain the duration of its equity within a defined policy band of four to six years, but it will be achieved with a smoother profile that will stabilize and reduce net interest income volatility.

Net mark-to-market investment losses amounted to $155 million, compared to $2 million for the same period in 2021, mainly due to the mark-to-market impact of higher interest rates and wider credit spreads.

The provision for credit losses on developmental assets was $68 million during the first nine months of 2022, compared to a credit of $64 million for the same period last year. The increase was mainly in the SG portfolio due to an increase in the allowance of loans to Venezuela that have been assessed individually; partially offset by a decrease in the allowance of the NSG portfolio mostly due to a revision of the macroeconomic forecast scenarios during 2022 and a decrease of the NSG loan portfolio exposure.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the nine months ended September 30, 2022 and 2021, and the year ended December 31, 2021 are shown in **Table 5.**

TABLE 5: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2022		Nine months ended September 30, 2021		Year ended December 31, 2021	
	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %
Loans[1]	$ 110,158	2.62	$ 105,137	1.91	$ 105,695	1.95
Liquid investments[2][3]	37,062	0.77	41,129	0.29	41,424	0.26
Total earning assets	$ 147,220	2.15	$ 146,266	1.45	$ 147,119	1.47
Borrowings	$ 112,199	1.50	$ 111,671	0.56	$ 112,238	0.56
Net interest margin[4]		1.20		1.05 [5]		1.08 [5]

(1)　Excludes loan fees.
(2)　Geometrically-linked time-weighted returns.
(3)　Includes realized / unrealized gains and losses.
(4)　Represents net interest income as a percent of average earnings assets, after swaps.
(5)　In June 2021, the Bank realized $30 million gains related to the unwinding of certain swaps for equity duration management purposes. In December 2021, the Bank recognized a $57 million cumulative effect adjustment to defer net origination fees and costs for SG loans. Excluding these gains, the net interest margin would have been 1.03% as of September 30, 2021 and December 31, 2021.

Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, as well as the provision for credit losses on developmental assets. **Table 6** displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

Management considers core operating income as a useful measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign-guaranteed fees and the impact of changes in interest rates, as well as changes in net non-interest expense.

During 2022, core operating income changes have been mostly due an increase in interest rates and a larger loan portfolio.

TABLE 6: CORE OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30,		
Core Operating Income (Non-GAAP Measure)	2022	2021	2022 vs 2021
Operating Income (Reported)	$ 491	$ 631	$ (140)
Less:			
Net investment losses	(155)	(2)	(153)
Add:			
Provision (Credit) for developmental assets credit losses	68	(64)	132
Core operating income	$ 714	$ 569	$ 145

COMMITMENTS

Guarantees

The Bank makes non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program.

Contractual Obligations

The Bank's most significant contractual obligations relate to the repayment of borrowings. As of September 30, 2022, the weighted average maturity of the medium- and long-term borrowing portfolio, after swaps, was 3.69 years with contractual maturity dates through 2061. In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed signed loans ($29,962 million at September 30, 2022), Short-term borrowings, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

LIQUIDITY MANAGEMENT

Table 7 shows a breakdown of the trading investments portfolio at September 30, 2022 and December 31, 2021, by major security class and its contractual maturity, on securities held at the end of the period.

TABLE 7: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS AND MATURITY DATES
(Expressed in millions of United States dollars)

	September 30, 2022				
Security Class	Maturity in in one year or less	one year to five years	six years to ten years	after ten years	Grand Total[1]
Obligations of the United States Government and its corporations and agencies	$ 223	$ 803	$ -	$ -	$ 1,026
U.S. Government-sponsored enterprises	40	173	144	139	496
Obligations of non-U.S. governments	5,516	471	-	-	5,987
Obligations of non-U.S. agencies	3,013	8,387	-	-	11,400
Obligations of non-U.S. sub-sovereigns	379	1,680	-	-	2,059
Obligations of supranationals	590	2,036	144	-	2,770
Bank obligations	6,127	2,220	-	-	8,347
Corporate securities	140	761	-	-	901
Mortgage-backed securities	-	-	-	2	2
Asset-backed securities	-	-	-	7	7
Currency and interest rate swaps - investments-trading	786	1,156	7	-	1,949
Total trading investments	$ 16,814	$ 17,687	$ 295	$ 148	$ 34,944

(1) Includes accrued interest of $128 million for trading investments and $(38) million for currency and interest rate swaps.

Security Class	December 31, 2021				
	Maturity in in one year or less	one year to five years	six years to ten years	after ten years	Grand Total[1]
Obligations of the United States Government and its corporations and agencies	$ 347	$ 1,708	$ -	$ -	$ 2,055
U.S. Government-sponsored enterprises	48	123	48	21	240
Obligations of non-U.S. governments	8,147	336	-	-	8,483
Obligations of non-U.S. agencies	5,433	7,191	-	-	12,624
Obligations of non-U.S. sub-sovereigns	1,960	1,530	-	-	3,490
Obligations of supranationals	1,063	910	-	-	1,973
Bank obligations	7,056	1,919	-	-	8,975
Corporate securities	493	209	-	-	702
Mortgage-backed securities	-	-	-	2	2
Asset-backed securities	-	-	-	8	8
Currency and interest rate swaps - investments-trading	187	(86)	-	-	101
Total trading investments	$ 24,734	13,840	48	31	38,653

(1)   Includes accrued interest of $126 million for trading investments and $(102) million for currency and interest rate swaps.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivatives counterparties. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market, and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities.

Table 8 provides details of the estimated current credit exposure of the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of September 30, 2022, the credit exposure amounted to $33,028 million, compared to $38,778 million as of December 31, 2021. The credit quality of the portfolios continues to be high, as 86.3% of the counterparties are rated AAA and AA, 4.8% or equivalent short-term ratings (A1+ and A1), 7.6% are rated A, and 1.3% are rated BBB or below, compared to 80.2%, 12.4%, 6.8% and 0.6%, respectively, at December 31, 2021.

TABLE 8: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY[1]
(Amounts expressed in millions of United States dollars)

	September 30, 2022						
	Investments					**Total Exposure on**	
Counterparty rating	**Governments and Agencies**	**Banks**	**Corporates**	**ABS and MBS**	**Net Derivatives Exposure[3]**	**Investments and Swaps**	**% of Total**
A1+	$ 1,172	$ 395	$ -	$ -	$ -	$ 1,567	4.7
A1	-	30	-	-	-	30	0.1
AAA	11,112	1,122	-	-	-	12,234	37.0
AA	8,930	6,389	901	-	32	16,252	49.3
A	2,093	411	-	-	1	2,505	7.6
BBB	142	-	-	-	-	142	0.4
BB	289	-	-	-	-	289	0.9
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below[2]	-	-	-	9	-	9	-
Total	$ 23,738	$ 8,347	$ 901	$ 9	$ 33	$ 33,028	100.0

	December 31, 2021						
	Investments					**Total Exposure on**	
Counterparty rating	**Governments and Agencies**	**Banks**	**Corporates**	**ABS and MBS**	**Net Derivatives Exposure[3]**	**Investments and Swaps**	**% of Total**
A1+	$ 4,276	$ 480	$ -	$ -	$ -	$ 4,756	12.3
A1	-	43	-	-	-	43	0.1
AAA	11,599	1,130	20	-	-	12,749	32.9
AA	10,632	6,798	682	3	216	18,331	47.3
A	2,104	524	-	-	10	2,638	6.8
BBB	126	-	-	2	-	128	0.3
BB	128	-	-	-	-	128	0.3
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below[2]	-	-	-	5	-	5	-
Total	$ 28,865	$ 8,975	$ 702	$ 10	$ 226	$ 38,778	100.0

(1) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.
(2) Includes assets not currently rated.

SUBSEQUENT AND OTHER DEVELOPMENTS

Funded Status of Pension and Postretirement Benefit Plans (Plans)
The volatility in the equity and credit markets, as well as changes in interest rates and inflation rates, affect the funded status of the Plans. As of September 30, 2022, a decrease in the Plans' liabilities due to higher discount rates was offset by a decline in asset values when compared to December 31, 2021, and have resulted in an increase of the funded status of the Plans. Accordingly, as of September 30, 2022, and December 31, 2021, the Plans' assets represented approximately 105% and 90% of their benefit obligations, respectively. The Bank recognizes actuarial gains and losses on its Plans through comprehensive income at the end of each calendar year, when the Plans' liabilities are remeasured, as required by U.S. GAAP.

Management Changes
On September 6, 2022, Ms. Elizabeth Dougherty was appointed General Manager a.i. of the Human Resources Department, effective September 24, 2022.

On September 26, 2022, the Board of Governors of the Bank resolved that Mr. Mauricio Claver-Carone would cease to hold the office of President of the Bank, effective on that day. In accordance with the Bank's Charter, the Executive Vice President, Reina Irene Mejía Chacón, is serving as President a.i. until a new President is elected. The election will be conducted as per the Bank's Charter and the Regulations for the Election of the President of the Bank and will take place during a Special Meeting for the Election to be held in sessions taking place on two days: November 13, 2022 and November 20, 2022. The first voting session shall take place on November 20, 2022. Governors will be able to nominate candidates until November 11, 2022.

On September 27, 2022, Mr. Luiz Ros was appointed Secretary of the Bank a.i., effective September 27, 2022.

On October 28, 2022, Mr. Adolfo Javier Ortiz was appointed Chief Risk Officer a.i., Office of Risk Management, starting in January 2023.

Condensed Quarterly Financial Statements (Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	September 30, 2022		December 31, 2021	
	(Unaudited)		(Unaudited)	
ASSETS				
Cash and investments				
Cash - Note J	$ 1,860		$ 1,490	
Investments - Trading - Notes C, I and J	32,995	$ 34,855	38,552	$ 40,042
Developmental assets				
Loans outstanding - Notes D, F and J	108,588		108,886	
Allowance for credit losses	(445)		(433)	
Deferred loan origination fees and costs, net	57	108,200	57	108,510
Debt securities - Note E				
Measured at fair value - Note G	131		74	
Measured at amortized cost	506		361	
Allowance for credit losses	(30)	607	(16)	419
Derivative assets, net - Notes H, I, J and K		23		979
Accrued interest and other charges				
On loans	948		509	
On others	3	951	3	512
Other assets		1,257		1,290
Total assets		$ 145,893		$ 151,752
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes G, H, I, J and K				
Short-term	$ 1,181		$ 1,096	
Medium- and long-term:				
Measured at fair value	77,393		84,034	
Measured at amortized cost	22,608	$ 101,182	28,961	$ 114,091
Derivative liabilities, net - Notes H, I, J and K		5,494		379
Payable for investment securities purchased		619		-
Liabilities under retirement benefit plans - Note O		908		888
Due to IDB Grant Facility - Note L		205		126
Accrued interest on borrowings at amortized cost		139		154
Undisbursed special programs		213		225
Other liabilities - Note D		675		803
Total liabilities		109,435		116,666
Equity				
Capital stock - Note M				
Subscribed (14,170,108 shares)	170,940		170,940	
Less callable portion	(164,901)		(164,901)	
Additional paid-in capital	5,815		5,815	
	11,854		11,854	
Receivable from members - Note N	(831)		(803)	
Retained earnings	25,350		24,178	
Accumulated other comprehensive income (loss)	85	36,458	(143)	35,086
Total liabilities and equity		$ 145,893		$ 151,752

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended September 30,			Nine months ended September 30,			
	2022		2021	2022		2021	
	(Unaudited)			(Unaudited)			
Income							
Loans, after swaps - Notes D and H	$	988	$ 527	$	2,243	$	1,597
Investments - Notes C and H							
Interest		223	28		366		89
Net losses		(23)	(3)		(155)		(2)
Other interest income - Notes H and K		12	2		57		35
Other		8	11		33		33
Total income		1,208	565		2,544		1,752
Expenses							
Borrowing expenses, after swaps - Note G, H and I		723	152		1,259		472
Provision (credit) for developmental assets credit losses - Note F		50	21		68		(64)
Administrative expenses		236	230		668		659
Special programs		37	30		58		54
Total expenses		1,046	433		2,053		1,121
Operating income		162	132		491		631
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes G, H and K		297	3		983		272
Other components of net pension benefit costs (credit) - Note O		7	(9)		20		(27)
Board of Governors approved transfers - Note L		-	-		(172)		(92)
Net income		466	126		1,322		784
Retained earnings, beginning of period		24,884	23,751		24,178		23,243
Distributions on behalf of shareholders - Note T		-	-		(150)		(150)
Retained earnings, end of period	$	25,350	$ 23,877	$	25,350	$	23,877

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended September 30,			Nine months ended September 30,			
	2022		2021	2022		2021	
	(Unaudited)			(Unaudited)			
Net income	$	466	$ 126	$	1,322	$	784
Other comprehensive income (loss)							
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans - Note O		18	31		53		93
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk		16	12		175		(89)
Total other comprehensive income		34	43		228		4
Comprehensive income	$	500	$ 169	$	1,550	$	788

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Nine months ended September 30,	
	2022	2021
Cash flows from developmental and investing activities	(Unaudited)	
Developmental activities:		
Loan disbursements	$ (6,607)	$ (6,672)
Loan collections	5,203	4,944
Purchase of debt securities	(255)	-
Collection of debt securities	8	6
Net cash used in developmental activities	(1,651)	(1,722)
Purchase of property, net	(32)	(24)
Miscellaneous assets and liabilities, net	13	(80)
Net cash used in developmental and investing activities	(1,670)	(1,826)
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	15,484	23,449
Repayments	(18,665)	(14,980)
Short-term borrowings, net	89	(126)
Cash collateral returned	326	(843)
Distributions paid on behalf of shareholders	(149)	(149)
Net cash provided by (used in) financing activities	(2,915)	7,351
Cash flows from operating activities		
Gross purchases of trading investments	(42,830)	(61,906)
Gross proceeds from sale or maturity of trading investments	47,241	55,293
Loan income collections, after swaps	1,767	1,513
Interest and other costs of borrowings, after swaps	(647)	(510)
Income from investments	117	49
Other interest income	59	22
Other income	33	33
Administrative expenses	(564)	(546)
Transfers to the IDB Grant Facility	(93)	(110)
Special programs	(70)	(66)
Net cash provided by (used in) operating activities	5,013	(6,228)
Effect of exchange rate fluctuations on Cash	(58)	(21)
Net increase (decrease) in Cash	370	(724)
Cash, beginning of period	1,490	2,596
Cash, end of period	$ 1,860	$ 1,873

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO, inactive), and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2021 financial statements and notes therein included in the Bank's Information Statement dated February 25, 2022. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the net periodic benefit cost associated with these plans. Certain reclassifications of the prior year's information have been made to conform with the current year's presentation.

Accounting developments
In March 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2020-04, Reference Rate Reform (Topic 848). The ASU provides optional expedients and exceptions, for contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU do not apply to contract modifications made or other transactions entered after December 31, 2022. In January 2021, the FASB issued amendments in ASU 2021-01 to the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The Bank plans to adopt the available expedients and exceptions allowed through December 31, 2022.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. The ASU removes the separate accounting for troubled debt restructuring (TDRs) by creditors, updates the requirements related to accounting for credit losses under Topic 326, and adds enhanced disclosures for creditors with certain loan modifications. The ASU also requires additional disclosures to the vintage table to include current-period gross write-offs by year of origination. The ASU is effective for the Bank for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agencies, supranationals, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, if they carry equivalent short-term credit ratings.

Net unrealized gains (losses) on trading portfolio instruments held at September 30, 2022 of $(136) million (2021 – $8 million) were included in Income from Investments - Net losses.

A summary of the trading portfolio instruments at September 30, 2022 and December 31, 2021 is shown in Note I – Fair Value Measurements.

NOTE D – DEVELOPMENTAL ASSETS – LOANS AND GUARANTEES

Loans

The Flexible Financing Facility (FFF), effective January 1, 2012, is currently the only financial product platform for approval of all sovereign-guaranteed (SG) loans. With FFF loans, borrowers can tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to manage liquidity risks; (iii) manage loans under legacy financial products; and (iv) execute hedges with the Bank at a loan portfolio level. In addition, the Bank offers FFF loans with embedded options to assist borrowers to manage their risk exposures to commodity price volatility; and manage loan cash flows in the event of certain types of natural disasters.

The FFF loans have an interest rate primarily based on LIBOR or SOFR plus a funding margin, as well as the Bank's lending spread. Borrowers also have an option to convert to fixed-base cost rate (plus funding margin), local currencies, and other major currencies.

The Bank also offers highly concessional loans to borrowing members, their agencies, or political sub-divisions, that meet certain criteria. Concessional lending is provided by the blending of loans at regular sovereign guarantee spread and loans at concessional spreads, both funded from the Bank's resources.

In addition, the Bank makes non-sovereign guaranteed (NSG) loans based on market pricing terms: (i) in all economic sectors (subject to an exclusion list); and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities).

Loans outstanding as of September 30, 2022 and December 31, 2021 were as follows (in milions):

Developmental Assets		September 30, 2022		December 31, 2021
Loans outstanding	$	108,588	$	108,886
Allowance for credit losses		(445)		(433)
Deferred loan origination fees and costs, net		57		57
Total	$	108,200	$	108,510

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for non-sovereign-guaranteed (NSG) loans operations, or with a member country sovereign counter-guarantee.

Under the NSG loans' Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides full credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time.

Guarantees are regarded as outstanding when the Bank issues the guarantee and the borrower incurs the underlying financial obligation. Guarantees are considered called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees.

Outstanding guarantees have remaining maturities ranging from 1 to 15 years, except for trade related guarantees that have maturities of up to one year. As of September 30, 2022 and December 31, 2021, guarantees of $1,177 million and $681 million, respectively, were outstanding and subject to call, and were classified as follows (in millions):

	September 30, 2022					December 31, 2021					
	NSG [1]		NSG TFFP [1]	SG [2]		Total	NSG [1]		NSG TFFP [1]	SG [2]	Total
a+ to a-	$	18	$ -	$ -	$	18	$ 25	$	-	$ -	$ 25
bbb+ to bbb-		-	-	60		60	-		-	60	60
bb+ to bb-		62	259	-		321	30		104	-	134
b+ to b-		13	131	619		763	43		127	292	462
ccc+ to cc		-	15	-		15	-		-	-	-
Total	$	93	$ 405	$ 679	$	1,177	$ 98	$	231	$ 352	$ 681

(1) NSG and NSG TFFP guarantees' ratings are represented by the Bank's internal credit risk classification, which maps to Standard & Poor's (S&P)'s rating scale.
(2) SG guarantees' rating is assigned to each borrower country by S&P.

As of September 30, 2022, the current carrying amount of the liability for the guarantee obligations amounted to $64 million (December 31, 2021 - $31 million) and is reported under Other liabilities in the Condensed Balance Sheet.

Multilateral Development Banks (MDBs) Exposure Exchange Agreement

The Bank reduced its sovereign-guaranteed loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDBs and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events (i.e., interest and principal non-payment) between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which a MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a nonaccrual event occurs for one of the countries that is part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccrual events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period in December 2030 or December 2035.

The Bank has entered into an EEA and executed bilateral EEA transactions (for $4,901 million in 2015 and $1,000 million in 2020) with certain other MDBs. In accordance with EEA, these transactions remain within 10% of the Bank's SG outstanding loan balance, and individual country exposures exchanged do not exceed the Bank's 10th largest SG exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of September 30, 2022 and December 31, 2021, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

EEA Seller				
			S&P Rating	
Country	Amount		As of September 30, 2022	As of December 31, 2021
Angola	$	85	B-	CCC+
Armenia		118	B+	B+
Bangladesh		251	BB-	BB-
Bosnia & Herzegovina		99	B	B
Egypt		720	B	B
Georgia		97	BB	BB
India		175	BBB-	BBB-
Indonesia		535	BBB	BBB
Jordan		144	B+	B+
Macedonia		130	BB-	BB-
Montenegro		116	B	B
Morocco		990	BB+	BB+
Nigeria		95	B-	B-
Pakistan		647	B-	B-
Serbia		195	BB+	BB+
Tunisia		990	B-	B-
Turkey		311	B	B+
Vietnam		203	BB+	BB
Total	$	5,901		

EEA Buyer				
			S&P Rating	
Country	Amount		As of September 30, 2022	As of December 31, 2021
Argentina	$	750	CCC+	CCC+
Bolivia		92	B+	B+
Brazil		1,395	BB-	BB-
Chile		66	A	A
Colombia		497	BB+	BB+
Costa Rica		43	B	B
Dominican Republic		460	BB-	BB-
Ecuador		1,066	B-	B-
El Salvador		225	CCC+	B-
Mexico		900	BBB	BBB
Panama		207	BBB	BBB
Trinidad and Tobago		200	BBB-	BBB-
Total	$	5,901		

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay of 180 days (i.e., a nonaccrual event) for one or more of the countries for which exposure is included in the EEA. The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in nonaccrual at the interest rate set for the EEA transaction, currently set at USD six-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in nonaccrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a pari-passu basis. By the end of the nonaccrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

As of September 30, 2022 and December 31, 2021, there were no nonaccrual events under the guarantees given or received. The carrying amount under the guarantees given or received amounted to $415 million (December 31, 2021 - $450 million) and are recorded in Other liabilities and Other assets in the Condensed Balance Sheet.

NOTE E – DEVELOPMENTAL ASSETS – DEBT SECURITIES

The Bank invests in debt securities to further its developmental objectives, mainly co-financing with the Inter-American Investment Corporation (IIC). In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option.

Debt securities classified as held to maturity were $476 million and $345 million as of September 30, 2022 and December 31, 2021, respectively. The net carrying amount was summarized below (in millions):

	September 30, 2022	December 31, 2021
At amortized cost	$ 506	$ 361
Allowance for credit losses	(30)	(16)
Net carrying amount	$ 476	$ 345

The net carrying amount, fair value, and maturity for the debt securities classified as held to maturity were presented as follows (in millions):

	September 30, 2022		
Segments	Net carrying amount	Fair value [1]	Maturity (in years)
Corporates	$ 11	$ 11	1 year to 5 years
Financial Institutions	355	370	1 year to 5 years
Project Finance	110	110	Over 16 years
Total	$ 476	$ 491	

(1)   Includes $3 million of accrued interest and $18 million of unrecognized holding losses.

		December 31, 2021		
Segments	Net carrying amount		Fair value [1]	Maturity (in years)
Corporates	$ 12	$	13	1 year to 5 years
Financial Institutions	248		268	1 year to 5 years
	85		93	6 years to 10 years
	333		361	
Total	$ 345	$	374	

(1)   Includes $3 million of accrued interest and $10 million of unrecognized holding gains.

The fair value and net carrying amount of the debt securities in the Project Finance segment elected under the fair value option was $131 million, as of September 30, 2022 (December 31, 2021 – $74 million for fair value and net carrying amount), and matures after 11 years through 15 years.

NOTE F – CREDIT RISK FROM DEVELOPMENTAL ASSETS AND RELATED OFF-BALANCE-SHEET EXPOSURES

The credit risk in the developmental assets portfolio is the risk that the Bank may not receive repayment of principal and/or interest on these assets according to the contractual terms. It is determined by the credit quality of, and exposure to, each borrower and directly related to the Bank's core business. The Bank has multiple measures in place to manage this credit risk, including an overall lending and investing limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank always holds sufficient equity given the quality and concentration of its portfolio), a policy for the treatment of non-performing instruments, and a policy for the maintenance of a credit loss allowance.

The Bank manages two principal sources of credit risk from its development financing activities: SG (loans and guarantees) and NSG instruments (loans, guarantees and debt securities). As of September 30, 2022 and December 31, 2021, approximately 95% of the outstanding developmental assets are sovereign-guaranteed. The Bank develops and maintains separate methodologies for the allowance for credit losses on SG and NSG exposures due to the distinct sources of credit risk.

For both the SG and NSG performing portfolio (i.e., developmental assets that are not in nonaccrual status), the allowance and liability for expected credit losses (for off-balance-sheet credit exposures) is mainly a function of the estimated exposure at default (EAD), probability of default (PD), and loss given default (LGD). To augment the quantitative process of estimating expected credit losses, qualitative adjustments are applied as necessary based on Management judgment. These qualitative adjustments may arise from information lags implicit in the quantitative loss estimation model, known model or data limitations, significant changes in portfolio composition or lending operations, and uncertainties associated with economic and business conditions.

The EAD of the Bank's developmental assets represents the unpaid principal or outstanding balance, which approximates the amortized cost of these assets as: (i) the Bank originates all its loans and debt securities at the face amount due at maturity without any premiums or discounts; (ii) the net loan origination fees and costs are not deemed material; and (iii) the foreign exchange adjustments on non-USD denominated assets are already reflected in the outstanding balance through the existing revaluation process at each reporting date.

The Bank does not expect recurring material prepayments in its SG portfolio, therefore, does not incorporate prepayment estimates in the EAD.

For the NSG portfolio, expected credit losses are estimated over the contractual term adjusted for expected prepayments based on historical data. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: (i) Management has a reasonable expectation at the reporting date that a troubled debt restructuring will be executed with an individual borrower; or (ii) the extension or renewal options are included in the original or modified contract at the reporting date and are solely at the option of the borrower and outside the control of the Bank.

For off-balance-sheet credit exposures, EAD is estimated based on projected disbursements for unfunded loan commitments considering historical experience and projected repayments in accordance with contractual amortization schedules.

The global crisis triggered by the COVID-19 pandemic has directly affected economies related to the Bank's developmental assets. Moreover, the Russian war on Ukraine is an additional source of concern both for its immediate social and humanitarian implications and its downstream effects on the social and economic development of IDB's borrowing member countries. Accordingly, the Bank considers all available information when calculating the allowance for credit losses.

CREDIT QUALITY BY PORTFOLIO

Sovereign-guaranteed Loans

When the Bank lends to public sector borrowers, it requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. Therefore, the Bank monitors and assesses its credit risk in the sovereign-guaranteed portfolio by sovereign borrower.

As a multilateral development financing institution, the Bank receives certain preferential treatments, including priority for repayment, as compared with commercial lenders in the event of a sovereign borrower experiencing financial stress. This preferred creditor status is reflected in the Bank's allowance for credit losses estimation through the PD and the LGD estimates.

PD represents the probability of default over the credit exposures' contractual period and is based on the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor's (S&P), adjusted by the probabilities of default to the Bank. These adjustments are estimated considering past sovereign default events, current conditions and reasonable and supportable (R&S) forecasted economic data, which may affect a country's ability to service its obligations to the Bank. Macroeconomic factors considered in a three-year R&S forecast period of the estimate include the borrower's gross domestic product (GDP) growth, current account balance as a percentage of GDP, and changes in reserves. For periods beyond which the Bank can make R&S forecasts of expected credit losses, the Bank reverts to historical loss information on a straight-line basis over a two-year period.

In addition to the probability of default, the Bank also has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in the level of loss from its historical nonaccrual events. All its past sovereign default events were resolved with the Bank receiving payments from the borrower covering the full amount of all contractual principal and interest. Therefore, any historical loss associated with these events is limited to interest on interest, as the Bank does not charge interest on overdue interest payments during the arrears period. The Bank maintains this expectation to collect in full all contractually due principal and interest amounts in any on-going and future potential sovereign defaults. As a result, LGD represents the estimated loss from the expected delay in debt service payments.

SG loans in nonaccrual status exhibit credit deterioration and do not share the risk characteristics with other performing loans in the portfolio. These loans are individually assessed at the borrower level. The allowance for these loans is calculated based on a discounted cash flow method. This method estimates the allowance for credit loss as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan's contractual effective interest rate. Expected cash flows are developed with assumptions that reflect Management's best estimates given the specific facts and circumstances of the individual nonaccrual event.

The credit quality of the SG loan portfolio for purposes of estimating the allowance for credit losses is based on the long-term foreign currency credit rating assigned to each borrower country by S&P. The credit quality of the SG loan portfolio by year of origination as of September 30, 2022 and December 31, 2021 was as follows (in millions):

Country	Credit Rating	Year of origination[1]						September 30, 2022	December 31, 2021
		2022	2021	2020	2019	2018	Prior		
Argentina	CCC+	$ 5	$ 291	$ 1,457	$ 598	$ 1,735	$ 9,731	$ 13,817	$ 14,015
Bahamas	B+	-	150	233	84	29	210	706	707
Barbados	B-	-	119	210	-	78	220	627	639
Belize	B-	-	6	16	13	9	111	155	151
Bolivia	B+	-	-	447	200	122	3,219	3,988	3,933
Brazil	BB-	-	227	1,985	370	327	12,416	15,325	15,535
Chile	A	-	614	355	100	20	911	2,000	1,957
Colombia	BB+	500	1,161	1,252	914	770	6,666	11,263	11,146
Costa Rica	B	-	500	251	411	82	1,202	2,446	2,112
Dominican Republic	BB-	-	100	502	666	77	2,647	3,992	3,992
Ecuador	B-	250	1,000	685	970	576	3,689	7,170	7,036
El Salvador	CCC+	-	169	278	200	365	1,283	2,295	2,278
Guatemala	BB-	-	-	292	-	89	1,553	1,934	2,002
Guyana	B-	130	55	22	9	12	542	770	643
Haiti	B-	-	-	-	-	-	-	-	-
Honduras	BB-	-	119	247	153	333	1,977	2,829	2,740
Jamaica	B+	100	75	103	6	235	1,182	1,701	1,670
Mexico	BBB	-	700	631	1,183	1,115	11,097	14,726	15,792
Nicaragua	B-	-	-	71	-	-	2,231	2,302	2,299
Panama	BBB	-	461	757	317	481	2,190	4,206	4,221
Paraguay	BB	250	11	284	305	372	1,510	2,732	2,436
Peru	BBB	-	1,501	61	165	260	1,216	3,203	2,663
Suriname	SD	50	-	1	2	4	449	506	468
Trinidad and Tobago	BBB-	-	19	111	-	-	592	722	751
Uruguay	BBB	-	482	325	157	247	2,018	3,229	3,023
Venezuela[2]	SD	-	-	-	-	-	2,011	2,011	2,011
Total		$ 1,285	$ 7,760	$ 10,576	$ 6,823	$ 7,338	$ 70,873	$ 104,655	$ 104,220

(1)   Amounts exclude accrued interest.
(2)   The loans to Venezuela have been placed in nonaccrual status since May 2018.

The country credit ratings presented above are as of September 30, 2022.

Non-sovereign-guaranteed Loans
The Bank does not benefit from sovereign guarantees when lending to NSG borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and the transaction through credit risk scorecards developed based on S&P models.

The Bank's NSG portfolio is comprised of three main lending segments for the evaluation of credit risk: (i) corporate loans, (ii) loans to financial institutions, and (iii) project finance loans.

The major credit risk factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower's management, and a qualitative and quantitative assessment of financial risks. Extraordinary support from shareholders or from the government may be considered if applicable.

The major credit risk evaluation for loans to financial institutions considers country-related risks, which act as an anchor for the risk assessment as a whole. These risks include regulatory, competition, government support and macro-economic factors. Additionally, the rating scorecard assesses institution-specific factors such as capital adequacy, quality of management, earnings, market position, and potential government or shareholder support. The sovereign rating may also act as a ceiling of the final borrower rating at certain rating levels, in view of the close link between the country's creditworthiness and that of the country's financial institutions.

The major factors considered in the scorecards at the borrower level of a project finance loan are mainly grouped into the following categories: political risks, commercial or project risks, and financial risks. Political risks can be defined as the risks to a project's financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks are the operational risks associated with construction or completion of a project and its economic or financial viability. Financial risks consider the project's exposures to cash flow generation, interest rate, foreign currency volatility and inflation.

For the NSG portfolio, the expected credit losses methodology takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact to the allowance on credit losses in the term structure PDs and LGDs. To determine the Point in Time (PIT) term structure of PDs, the Bank uses Moody's Impairment Studio models to convert borrower risk ratings to PIT PDs that vary by industry, country, and the state of the credit cycle. For LGD, the Bank employs a decision-tree scorecard model developed by S&P to capture exposure specific information such as seniority, collateral, industry, guarantees and jurisdiction at the facility-level that may not be shared across different exposures of the same borrower. The macroeconomic forecasts in the model include various scenarios, where each scenario represents a different state of the economy in the R&S period of three years. For each scenario, a lifetime loss rate for each loan is calculated by the appropriate PD and LGD for every quarter for the remaining life of the asset. The results are then multiplied against the EAD. If multiple scenarios are considered, then results are weighted. After the R&S period, the model reverts to historical PDs for similarly rated credits and long-term LGDs from S&P on a straight-line basis over a two-year period.

For developmental assets that do not share common risk characteristics with the rest of the portfolio, including assets in nonaccrual status, the determination of the allowance for credit losses is individually assessed and reflects Management's best judgment of the creditworthiness of the borrower and is established based upon the periodic review of the loans. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the asset's contractual effective rate, the fair value of collateral less disposal costs, and other market data.

Partial or full write-offs of NSG developmental assets are recorded when a loss has been realized through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected by reducing the developmental asset balance and related allowance for credit losses. Such reductions in the allowance are partially offset by recoveries, if any, associated with previously written off developmental assets.

The credit quality of the NSG loan portfolio by year of origination, including loans to other development institutions, as represented by the internal credit risk classification as of September 30, 2022 and December 31, 2021, was as follows (in millions):

Internal Credit Risk Classification[1]	Year of origination[2]						Revolving loans	Revolving loans converted to term loans	September 30, 2022	December 31, 2021
	2022	2021	2020	2019	2018	Prior				
Corporates										
aa+ to aa-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
a+ to a-	-	-	-	-	-	156	-	-	156	280
bbb+ to bbb-	44	-	-	-	-	21	-	-	65	42
bb+ to bb-	87	60	435	11	25	14	-	10	642	567
b+ to b-	-	-	56	92	45	39	-	-	232	259
ccc+ to d	-	-	-	-	20	174	-	-	194	215
Subtotal	131	60	491	103	90	404	-	10	1,289	1,363
Financial Institutions										
aa+ to aa-	-	-	15	-	-	177	-	-	192	187
a+ to a-	-	-	-	-	-	100	-	-	100	100
bbb+ to bbb-	-	-	-	3	-	-	-	-	3	40
bb+ to bb-	194	142	12	146	106	96	-	-	696	874
b+ to b-	90	68	21	27	17	32	-	-	255	362
ccc+ to d	-	-	24	13	10	1	-	49	97	86
Subtotal	284	210	72	189	133	406	-	49	1,343	1,649
Project Finance										
aa+ to aa-	-	-	-	-	-	-	-	-	-	-
a+ to a-	-	-	-	-	-	-	-	-	-	-
bbb+ to bbb-	-	-	-	-	-	79	-	-	79	21
bb+ to bb-	-	17	9	156	26	169	-	-	377	483
b+ to b-	-	24	149	7	260	87	-	-	527	750
ccc+ to d	-	27	-	20	81	190	-	-	318	400
Subtotal	-	68	158	183	367	525	-	-	1,301	1,654
Total	$ 415	$ 338	$ 721	$ 475	$ 590	$ 1,335	$ -	$ 59	$ 3,933	$ 4,666

(1) NSG portfolio ratings are represented by the Bank's internal credit risk classification which maps to S&P's rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.
(2) Amounts exclude accrued interest.

Debt Securities

The Bank monitors the credit quality of its investment in debt securities from corporates, financial institutions and project finance institutions, utilizing the same methodology as it does for its NSG loans. Expected credit losses for debt securities are also estimated as a function of the EAD, PD and LGD using the internal credit risk classification system.

The credit quality of the developmental held to maturity debt securities reported at amortized cost by year of origination, as represented by the internal credit risk classification as of September 30, 2022 and December 31, 2021, was as follows (in millions):

Internal Credit Risk Classification[1]	Year of origination[2]					September 30, 2022	December 31, 2021
	2022	2021	2020	2019	2018		
Corporates							
aa+ to aa-	$ -	$ -	$ -	$ -	$ -	$ -	$ -
a+ to a-	-	-	-	-	-	-	-
bbb+ to bbb-	-	-	-	-	-	-	-
bb+ to bb-	-	11	-	-	-	11	12
b+ to b-	-	-	-	-	-	-	-
ccc+ to d	-	-	-	-	-	-	-
Subtotal	-	11	-	-		11	12
Financial Institutions							
aa+ to aa-	-	-	-	-	-	-	-
a+ to a-	-	-	-	-	-	-	-
bbb+ to bbb-	-	-	-	-	-	-	-
bb+ to bb-	-	17	218	71	-	306	314
b+ to b-	-	32	4	19	-	55	26
ccc+ to d	-	-	-	-	7	7	9
Subtotal	-	49	222	90	7	368	349
Project Finance							
aa+ to aa-	-	-	-	-	-	-	-
a+ to a-	-	-	-	-	-	-	-
bbb+ to bbb-	-	-	-	-	-	-	-
bb+ to bb-	127	-	-	-	-	127	-
b+ to b-	-	-	-	-	-	-	-
ccc+ to d	-	-	-	-	-	-	-
Subtotal	127	-	-	-	-	127	-
Total	$ 127	$ 60	$ 222	$ 90	$ 7	$ 506	$ 361

(1) The ratings are represented by the Bank's internal credit risk classification which maps to S&P's rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.
(2) Amounts exclude accrued interest.

The internal credit risk classifications for NSG loan portfolio and debt securities are as of September 30, 2022.

PAST DUE, NONACCRUAL AND INDIVIDUALLY ASSESSED LOANS

Interest on loans is recognized following the accrual basis. The Bank considers a loan to be past due when the scheduled principal or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on nonaccrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loans are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. On the date a member's loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For NSG loans, it is the general policy of the Bank to place on nonaccrual status loans made to a borrower when principal, interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Income is recorded thereafter on a cash basis until loan service is current and Management's doubts about future collectability cease to exist. If the collectability risk is considered to be particularly high at the time of arrears clearance, the borrower's loans may not emerge from nonaccrual status.

Sovereign-guaranteed Loans

As of September 30, 2022, sovereign-guaranteed loans made to or guaranteed by Venezuela have been in arrears for over 180 days, for an aggregate principal amount of $799 million. The entire outstanding loan balance made to or guaranteed by Venezuela of $2,011 million (unchanged since 2018) has been placed in nonaccrual status since May 2018. An individual assessment was performed to estimate expected credit losses for this exposure. As a result, an allowance for individually assessed loans of $149 million as of September 30, 2022 ($77 million as of December 31, 2021), is included in the allowance for credit losses. This represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are restored to accrual basis.

The assessment and estimation of expected credit losses is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess significant assumptions accordingly. A summary of financial information related to nonaccrual loans to Venezuela affecting the results of operations for the three and nine months ended September 30, 2022 and 2021 was as follows (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2022	2021	**2022**	2021
Loans in nonaccrual status as of the beginning of the period	$ **2,011**	$ 2,011	$ **2,011**	$ 2,011
Loans in nonaccrual status as of the end of the period	**2,011**	2,011	**2,011**	2,011
Interest income recognized on cash basis for loans in nonaccrual status	-	-	-	-
Loans past due for more than 90 days not in nonaccrual status [1]	-	-	-	-

(1) The Bank's policy is to place sovereign-guaranteed loans in nonaccrual status if principal, interest or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future.

There were no other sovereign-guaranteed loans over 180 days or more past due or in nonaccrual status as of September 30, 2022 and 2021.

The aging analysis of loans in the SG portfolio as of September 30, 2022 was as follows (in millions):

	Not greater than 90 days	91 - 180 days	Greater than 180 days	Total past due	Current	Total
Argentina	$ -	$ -	$ -	$ -	$ 13,817	$ 13,817
Bahamas	-	-	-	-	706	706
Barbados	-	-	-	-	627	627
Belize	-	-	-	-	155	155
Bolivia	-	-	-	-	3,988	3,988
Brazil	-	-	-	-	15,325	15,325
Chile	-	-	-	-	2,000	2,000
Colombia	-	-	-	-	11,263	11,263
Costa Rica	-	-	-	-	2,446	2,446
Dominican Republic	-	-	-	-	3,992	3,992
Ecuador	-	-	-	-	7,170	7,170
El Salvador	-	-	-	-	2,295	2,295
Guatemala	-	-	-	-	1,934	1,934
Guyana	-	-	-	-	770	770
Haiti	-	-	-	-	-	-
Honduras	-	-	-	-	2,829	2,829
Jamaica	-	-	-	-	1,701	1,701
Mexico	-	-	-	-	14,726	14,726
Nicaragua	-	-	-	-	2,302	2,302
Panama	-	-	-	-	4,206	4,206
Paraguay	-	-	-	-	2,732	2,732
Peru	-	-	-	-	3,203	3,203
Suriname	-	-	-	-	506	506
Trinidad and Tobago	-	-	-	-	722	722
Uruguay	-	-	-	-	3,229	3,229
Venezuela	4	79	799	882	1,129	2,011
Total	$ 4	$ 79	$ 799	$ 882	$ 103,773	$ 104,655

Non-sovereign-guaranteed Loans

As of September 30, 2022, NSG loans 90 or more days past due amounted to $91 million ($84 million at December 31, 2021). NSG loans with outstanding balances of $164 million as of September 30, 2022 were in nonaccrual status ($339 million at December 31, 2021), including $41 million whose maturity was accelerated (December 31, 2021 - $32 million). These loans were individually assessed to estimate expected credit losses and have a total allowance for credit losses of $102 million (December 31, 2021 - $160 million).

During 2022, the Bank sold for $104 million an individually assessed non-sovereign-guaranteed loan amounting to $90 million, net of reserves.

The aging analysis of loans in the NSG portfolio as of September 30, 2022 was as follows (in millions):

	Not greater than 30 days	31 - 60 days	61 - 90 days	Greater than 90 days	Total past due	Current	Total
Corporates	$ -	$ -	$ -	$ 7	$ 7	$ 1,282	$ 1,289
Financial Institutions	-	-	-	80	80	1,263	1,343
Project Finance	-	-	-	4	4	1,297	1,301
Total	$ -	$ -	$ -	$ 91	$ 91	$ 3,842	$ 3,933

A summary of financial information related to NSG loans in nonaccrual status affecting the results of operations for the three and nine months ended September 30, 2022 and 2021 was as follows (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2022	2021	2022	2021
Loans in nonaccrual status as of the beginning of the period				
Corporates	$ 7	$ 7	$ 7	$ 25
Financial Institutions	87	73	69	51
Project Finance	114	442	263	452
Total	$ 208	$ 522	$ 339	$ 528
Loans in nonaccrual status as of the end of the period				
Corporates	$ 7	$ 7	$ 7	$ 7
Financial Institutions	80	71	80	71
Project Finance	77	435	77	435
Total	$ 164	$ 513	$ 164	$ 513
Interest income recognized on cash basis for loans in nonaccrual status				
Corporates	$ -	$ -	$ -	$ -
Financial Institutions	1	-	2	-
Project Finance	1	2	2	8
Total	$ 2	$ 2	$ 4	$ 8
Loans past due for more than 90 days not in nonaccrual status				
Corporates	$ -	$ -	$ -	$ -
Financial Institutions	-	-	-	-
Project Finance	-	-	-	-
Total	$ -	$ -	$ -	$ -

Debt securities

Consistent with its policy for NSG loans, it is the general policy of the Bank to place debt securities in nonaccrual status when interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Income for nonaccrual debt securities is recorded thereafter on a cash basis until loan service or debt security is current and Management's doubts about future collectability cease to exist.

There were no debt securities past due or in nonaccrual status as of September 30, 2022 and 2021.

ALLOWANCE FOR DEVELOPMENTAL ASSETS CREDIT LOSSES

Sovereign-guaranteed Loans and Guarantees

Expected credit losses are estimated for SG loans upon the initial recognition of such assets and over the assets' contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. Expected credit losses are evaluated at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common risk characteristics. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. It is the policy of the Bank to place on nonaccrual status all loans to a member government if service under any loan to, or guaranteed by, the member government, made from any fund owned or certain funds administered by the Bank, is overdue more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential credit loss as the timing of the cash flows may not be met in accordance with the terms of the loan contract. Loans in nonaccrual status are evaluated on an individual basis at the aggregated borrower level given these loans do not share the same risk characteristics as the Bank's performing SG loans.

The changes in the allowance for expected credit losses related to the SG loan and guarantee portfolio for the periods ended September 30, 2022, and December 31, 2021 were as follows (in millions):

Collective allowance for loans outstanding	2022		2021	
Balance, beginning of year	$	10	$	8
Provision for expected credit losses		12		2
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	22	$	10

Collective allowance for loan commitments and guarantees	2022		2021	
Balance, beginning of year	$	3	$	1
Provision for expected credit losses		3		2
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	6	$	3

Individually assessed loans	2022		2021	
Balance, beginning of year	$	77	$	53
Provision for expected credit losses		72		24
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	149	$	77

Summary of accrued interest receivable on SG loans outstanding and accrued interest receivables reversed in the SG portfolio was as follows (in millions):

SG loans	September 30, 2022		December 31, 2021	
Accrued interest receivable on SG loans outstanding[1] as of	$	867	$	466
Accrued interest receivable reversed, for the periods ended		-		-

(1) No allowance for expected credit losses is recognized on the accrued interest receivables for performing SG loans in any of the reporting periods.

Non-sovereign-guaranteed Loans and Guarantees

For NSG loans and guarantees, a collective loss allowance is determined based on the Bank's credit risk classification system that maps transactions on a one-to-one basis to the S&P foreign currency credit rating with a point in time term structure. The expected credit loss calculation also incorporates forward looking conditioning, which takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact on the likelihood of default and the severity of loss given a default. The macroeconomic forecasts in the expected credit losses model include various scenarios, where each scenario represents a different state of the economy in the reasonable and supportable period. For each scenario, a lifetime loss rate for each instrument is calculated using the appropriate PD and LGD for the remaining life of the instrument every quarter. The Bank individually assesses allowance on NSG loans that do not share common risk characteristics with the rest of the portfolio, including loans in nonaccrual status.

The changes in the allowance for expected credit losses related to NSG loan and guarantee portfolio for the periods ended September 30, 2022, and December 31, 2021 were as follows (in millions):

Collective allowance for loans outstanding	2022		2021	
Balance, beginning of year	$	186	$	245
Credit for expected credit losses		(14)		(59)
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	172	$	186

Collective allowance for loan commitments and guarantees	2022		2021	
Balance, beginning of year	$	35	$	62
Credit for expected credit losses		(11)		(27)
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	24	$	35

Individually assessed loans	2022		2021	
Balance, beginning of year	$	160	$	180
Credit for expected credit losses		(8)		(19)
Write-offs		(50)		(1)
Recoveries		-		-
Balance, end of year	$	102	$	160

Summary of accrued interest receivable on NSG loans outstanding and accrued interest receivables reversed in the NSG portfolio was as follows (in millions):

NSG loans	September 30, 2022		December 31, 2021	
Accrued interest receivable on NSG loans outstanding [1] as of	$	52	$	16
Accrued interest receivable reversed [2] for the periods ended		-		-

(1)   No allowance for expected credit losses is recognized on the accrued interest receivables in any of the reporting periods.
(2)   Of the total interest income reversed, none was written-off as uncollectible in any of the reporting periods.

Debt securities
The changes in the total allowance for expected credit losses related to the debt security portfolio for the periods ended September 30, 2022 and December 31, 2021 were as follows (in millions):

	2022		2021	
Balance, beginning of year	$	16	$	18
Provision (credit) for expected credit losses		14		(2)
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	30	$	16

Accrued interest receivable on debt securities outstanding amounted to $3 million as of September 30, 2022 (December 31, 2021 - $3 million). No accrued interest receivable was reversed or written-off in any of the reporting periods.

Troubled debt restructurings
The Bank does not renegotiate nor reschedule its sovereign-guaranteed loans. A modification of an NSG loan or debt security is considered a troubled debt restructuring when the borrower or issuer is experiencing financial difficulty and the Bank has granted a concession to the borrower or issuer. A loan or debt security restructured under a troubled debt restructuring is individually assessed to estimate the allowance for expected credit losses.

The Bank does not have any commitments to lend additional funds to debtors whose terms have been modified in a troubled debt restructuring.

During the first nine months of 2022 and 2021, there were no troubled debt restructurings of NSG loans, and there were no significant payment defaults on loans previously modified in a troubled debt restructuring.

NOTE G – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the accounting asymmetry of marking to market borrowing swaps through income while recognizing remaining borrowings at amortized cost. From time to time, the Bank may elect the fair value option for Developmental assets - debt securities, which the Bank does not intend to hold to maturity. Individual borrowings and debt securities are elected for fair value reporting on an instrument-by-instrument basis and the election is made upon their initial recognition and may not be revoked once an election is made. Income volatility results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of developmental assets, as the majority of the Bank's developmental assets are recorded at amortized cost. In order to mitigate income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, developmental assets and derivatives) in determining its fair value option elections.

The changes in fair value for borrowings and developmental assets elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2022 and 2021, as follows (in millions):

Condensed Statement of Income and Retained Earnings location:	Three months ended September 30,		Nine months ended September 30,	
	2022	2021	2022	2021
Borrowing expenses, after swaps	$ (333)	$ (359)	$ (996)	$ (1,121)
Other interest income	1	-	3	-
Net fair value adjustments on non-trading portfolios and foreign currency transactions	3,903	964	9,868	2,718
Total changes in fair value included in Net income	$ 3,571	$ 605	$ 8,875	$ 1,597

Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk are reported in the Statement of Comprehensive Income (Loss). These adjustments are determined by comparing each borrowing's fair value adjustments with and without consideration to changes in the Bank's credit spread as of each reporting date. The amount of the change of fair value that is attributable to changes in instrument-specific credit risk, during the nine months ended September 30, 2022 and cumulatively, amounted to a gain of $175 million and a loss of $209 million, respectively (2021 – loss of $89 million and $313 million, respectively).

The changes in fair value of borrowings attributable to changes in instrument-specific credit risk reclassified from Other comprehensive income (loss) to Net fair value adjustments on non-trading portfolios and foreign currency transactions, in the Condensed Statement of Income and Retained Earnings, amounted to a loss of $6 million for the period ended September 30, 2022 (2021 – loss of $3) million).

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of September 30, 2022 and December 31, 2021, was as follows (in millions):

	September 30, 2022	December 31, 2021
Fair value	$ 77,393 [1]	$ 84,034 [1]
Unpaid principal outstanding	83,099	82,830
Fair value over unpaid principal outstanding	$ (5,706)	$ 1,204

(1)   Includes accrued interest of $405 million at September 30, 2022 (December 31, 2021 - $478 million).

For Developmental assets - debt securities elected under the fair value option, the difference between the fair value amount and the unpaid principal outstanding measured at fair value as of September 30, 2022 and December 31, 2021, was as follows (in millions):

	September 30, 2022	December 31, 2021
Fair value	$ 131 [1]	$ 74 [1]
Unpaid principal outstanding	142	74
Fair value over unpaid principal outstanding	$ (11)	$ -

(1)　Includes accrued interest of $1 million September 30, 2022 (December 31, 2021 – none)

NOTE H – DERIVATIVES

Risk management strategy and use of derivatives

The Bank's financial risk management strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures to fulfill its development mandates. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of assets and liabilities in accordance with the prescribed risk parameters. The Bank employs derivatives to manage its asset and liability exposures by aligning the characteristics of its debt with the assets it is funding and the duration of its equity within a defined policy band. In addition, the Bank's policy for asset/liability management, among others, provides rules for the active management of equity duration and for limiting the amounts of debt redemptions within any 12-month period. In 2021, a new model for managing equity duration was approved, by which swaps will be used more proactively and systematically to modify the profile of the loan book funded by equity to achieve a consistent rate exposure profile over time with an aim to reduce net interest income volatility.

The derivative instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans. Investment swaps are executed to hedge specific underlying investment and produce the appropriate vehicles to invest existing cash. The Bank also utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

In addition, the Bank supports its borrowers' ability to manage exposures to commodity price volatility by offering derivative instruments, such as commodity options embedded in FFF loan agreements. The Bank simultaneously purchases an option with the same terms from a market counterparty to offset the risk exposure.

Accounting for derivatives

Derivatives are recognized on the Condensed Balance Sheet at their fair value by netting derivative asset and liability positions and the related cash collateral received by counterparty, when a legally enforceable master netting agreement exists, including the related accrued interest. Depending on the nature (receivable or payable) of their net fair value, derivatives are classified as either assets or liabilities, and are presented net by counterparty. No derivatives are designated as hedging instruments for accounting purposes.

The Bank occasionally issues debt securities that contain embedded derivatives. The hybrid borrowing instruments are carried at fair value under the elected Fair Value Option. Certain Flexible Financing

Facility loans may also contain risk management options that are embedded in the loan contract. When certain derivative instruments are not deemed clearly and closely related to the host contract, such as the commodity options embedded in loans, they are bifurcated from the host contract, recorded at fair value as derivative assets or liabilities.

The Bank refers to the periodic cash payment or cash receipt to/from the counterparty pursuant to the provisions of the swap contract as the "interest component". The interest component for swaps related to the economic hedging of the Bank's investment securities is presented in Income from Investments-Interest in the Condensed Statement of Income and Retained Earnings. The change in fair value of the investment securities and related derivatives are presented in Income from Investments-Net gains (losses). The interest component for lending-related swaps is included in Income from loans. The interest component for borrowing and equity duration swaps are recorded in Borrowing expenses and Other interest income, respectively. Changes in the fair value of lending, borrowing and equity duration derivatives, as well as for the commodity options, are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, Other interest income, respectively, upon termination of a swap or option.

Financial statements presentation
The Bank's derivative instruments as of September 30, 2022 and December 31, 2021, their related gains and losses and their impact on cash flows for the three and nine months ended September 30, 2022 and 2021, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Cash Flows, as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	Assets			
		2022		2021	
Gross amount					
Currency swaps	Derivative assets, net	$	4,282	$	2,232
Interest swaps	Derivative assets, net		3,262		1,754
Options	Derivative assets, net		62		89
Net Amounts Offset in the Balance Sheet					
Financial Instruments			(6,800)		(2,639)
Cash collateral received			(783)		(457)
Net derivatives amounts presented in the Balance Sheet			23		979
Securities collateral received			(2)		(763)
Net derivative exposure		$	21	$	216

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	Liabilities			
		2022		2021	
Gross amount					
Currency swaps	Derivative liabilities, net	$	(5,830)	$	(1,722)
Interest swaps	Derivative liabilities, net		(6,402)		(1,207)
Options	Derivative liabilities, net		(62)		(89)
Net Amounts Offset in the Balance Sheet					
Financial Instruments			6,800		2,639
Cash collateral pledged			-		-
Net derivatives amounts presented in the Balance Sheet			(5,494)		(379)
Securities collateral pledged			-		-
Net derivative exposure [1]		$	(5,494)	$	(379)

(1)   Represents the aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position.

Condensed Statement of Income and Retained Earnings

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Currency swaps					
Investments - Trading	Income from Investments:				
	Interest	$ 41	$ (20)	$ 34	$ (47)
	Net gains (losses)	53	32	157	93
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	580	206	1,511	437
Loans	Income from loans, after swaps	13	(22)	(47)	(49)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	835	280	2,045	767
Borrowings	Borrowing expenses, after swaps	(66)	121	57	382
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(2,251)	(737)	(5,152)	(1,559)
Interest rate swaps					
Investments - Trading	Income from Investments:				
	Interest	23	(57)	(43)	(176)
	Net gains (losses)	331	60	835	208
Loans	Income from loans, after swaps	8	(40)	(37)	(127)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	427	65	1,104	366
Borrowings	Borrowing expenses, after swaps	(138)	218	143	662
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(1,719)	(298)	(5,090)	(1,354)
Other	Other interest income (losses) [1]	(2)	(1)	19	23
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(201)	7	(145)	97
Futures					
Investments - Trading	Income from Investments:				
	Net gains (losses)	2	-	11	1
		$ (2,064)	$ (186)	$ (4,598)	$ (276)

[1] There were no realized gains (losses) related to the unwinding of certain swaps for equity duration management purposes during the first nine months of 2022 (2021 - realized gains of $30 million).

Condensed Statement of Cash Flows

Derivatives not Designated as Hedging Instruments	Location of inflows (outflows) from Derivatives	Three months ended September 30,		Nine months ended September 30,	
		2022	2021	2022	2021
Loans	**Cash flows from lending and investing activities:**				
	Miscellaneous assets and liabilities, net	$ 17	$ (9)	$ 6	$ 1
	Cash flows from operating activities:				
	Loan income collections, after swaps	(38)	(60)	(156)	(169)
Borrowings	**Cash flows from financing activities:**				
	Medium- and long-term borrowings				
	Proceeds from issuance	4	5	43	4
	Repayments	(378)	57	(374)	(88)
	Cash flows from operating activities:				
	Interest and other cost of borrowings, after swaps	164	432	801	1,046
Investments - Trading	**Cash flows from operating activities:**				
	Gross purchase of trading investments	(42)	20	(105)	161
	Gross proceeds from sale or maturity of trading investments	315	18	894	(360)
	Income from investments	(104)	25	(527)	668
Other	**Cash flows from operating activities:**				
	Other interest income	27	(6)	59	22
		$ (35)	$ 482	$ 641	$ 1,286

The following tables provide information on the contract value/notional amounts of derivative instruments as of September 30, 2022 and December 31, 2021 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Futures and options are shown at the notional amounts of the underlying contracts.

	September 30, 2022		
	Currency and interest rate swaps		Futures & Options
Derivative type/Rate type	Receivable	Payable	Underlying contract
Currency and interest rate swaps			
Fixed	$ 111,969	$ 52,869	$ -
Adjustable	72,353	131,998	-
Futures	-	-	-
Options [1]	-	-	182

(1)   Represents 2,069,000 barrels of crude oil measured at spot price.

	December 31, 2021		
	Currency and interest rate swaps		Futures & Options
Derivative type/Rate type	Receivable	Payable	Underlying contract
Currency and interest rate swaps			
Fixed	$ 95,674	$ 50,560	$ -
Adjustable	72,268	117,170	-
Futures	-	-	(29)
Options [1]	-	-	293

(1)   Represents 3,765,000 barrels of crude oil measured at spot price.

The Bank enters into swaps and other over-the-counter derivatives, as well as repos, directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreements).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. Any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreements.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $4,741 million at September 30, 2022 ($48 million at December 31, 2021).

The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. In certain cases, the Bank may use, invest, commingle, or re-hypothecate as its own property such collateral subject to only the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party, (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank, and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Condensed Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

NOTE I – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 -   Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 -   Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 -   Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, related financial derivative instruments (primarily currency and interest rate swaps) and options. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a market approach that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price.

Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option, all currency and interest rate swaps and a debt security related to developmental investments under the fair value option are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investments are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of September 30, 2022 and December 31, 2021, by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As of September 30, 2022 and December 31, 2021, the investment portfolio includes $5 million of securities classified as Level 3. Except for fair value adjustments, there was no activity associated with Level 3 financial assets and financial liabilities for the nine months ended September 30, 2022 or 2021. Also, there were no transfers between levels during the first nine months of 2022 or 2021, for securities held at the end of those reporting periods.

Financial assets:

Assets	Fair Value Measurements September 30, 2022 [1]		Level 1		Level 2		Level 3	
Investments - Trading:								
Obligations of the United States								
Government and its corporations								
and agencies	$	1,026	$	1,026	$	-	$	-
U.S. Government-sponsored enterprises		496		-		496		-
Obligations of non-U.S. governments		5,987		967		5,020		-
Obligations of non-U.S. agencies		11,400		-		11,400		-
Obligations of non-U.S. sub-sovereigns		2,059		-		2,059		-
Obligations of supranationals		2,770		-		2,770		-
Bank obligations[2]		8,347		-		8,347		-
Corporate securities		901		-		901		-
Mortgage-backed securities		2		-		2		-
Asset-backed securities		7		-		2		5
Total Investments - Trading		32,995		1,993		30,997		5
Currency and interest rate swaps [3]		744		-		744		-
Options		62		-		62		-
Developmental assets - debt securities		131		-		131		-
Total	$	33,932	$	1,993	$	31,934	$	5

(1) Represents the fair value of the referred assets, including their accrued interest of $128 million for trading investments and $43 million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3) Excludes $783 million of cash collateral received that was netted in Derivative assets, net in the Condensed Balance Sheet.

Assets	Fair Value Measurements December 31, 2021 [1]		Level 1		Level 2		Level 3	
Investments - Trading:								
Obligations of the United States								
Government and its corporations								
and agencies	$	2,055	$	2,055	$	-	$	-
U.S. Government-sponsored enterprises		240		-		240		-
Obligations of non-U.S. governments		8,483		1,394		7,089		-
Obligations of non-U.S. agencies		12,624		-		12,624		-
Obligations of non-U.S. sub-sovereigns		3,490		-		3,490		-
Obligations of supranationals		1,973		-		1,973		-
Bank obligations[2]		8,975		-		8,975		-
Corporate securities		702		-		702		-
Mortgage-backed securities		2		-		2		-
Asset-backed securities		8		-		3		5
Total Investments - Trading		38,552		3,449		35,098		5
Currency and interest rate swaps [3]		1,347		-		1,347		-
Options		89		-		89		-
Developmental assets - debt securities		74		-		74		-
Total	$	40,062	$	3,449	$	36,608	$	5

(1) Represents the fair value of the referred assets, including their accrued interest of $126 million for trading investments and $256 million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3) Excludes $457 million of cash collateral received that was netted in Derivative assets, net in the Condensed Balance Sheet.

Financial liabilities:

Liabilities	Fair Value Measurements September 30, 2022 [1]		Level 1		Level 2		Level 3	
Borrowings measured at fair value	$	77,393	$	-	$	77,393	$	-
Currency and interest rate swaps		5,432		-		5,432		-
Options		62		-		62		-
Total	$	82,887	$	-	$	82,887	$	-

(1)   Represents the fair value of the referred liabilities, including their accrued interest of $405 million for borrowings and $175 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2021 [1]		Level 1		Level 2		Level 3	
Borrowings measured at fair value	$	84,034	$	-	$	84,034	$	-
Currency and interest rate swaps		290		-		290		-
Options		89		-		89		-
Total	$	84,413	$	-	$	84,413	$	-

(1)   Represents the fair value of the referred liabilities, including their accrued interest of $478 million for borrowings and $22 million for currency and interest rate swaps.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note J – Fair Value of Financial Instruments.

NOTE J – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note I – Fair Value Measurements:

Cash
The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments
Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans and guarantees
The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method.

Debt securities
The fair values of debt securities are estimated using a discounted cash flow method.

Swaps
Fair values for interest rate and currency swaps are based on discounted cash flow or pricing models.

Borrowings
The fair values of borrowings are based on discounted cash flow or pricing models.

The following table presents the fair value of the financial instruments, along with the respective carrying amounts, as of September 30, 2022 and December 31, 2021 (in millions):

| | September 30, 2022 [1] | | December 31, 2021 [1] | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 1,860	$ 1,860	$ 1,490	$ 1,490
Investments - Trading [2]	32,995	32,995	38,552	38,552
Developmental Assets				
Loans outstanding, net [3][5]	109,148	104,396	109,019	111,363
Debt securities				
Measured at fair value	131	131	74	74
Measured at amortized cost, net [5]	479	491	345	374
Derivative assets, net	23	23	979	979
Other assets [4][5]	479	394	481	398
Borrowings				
Short-term	1,181	1,181	1,096	1,096
Medium- and long-term:				
Measured at fair value	77,393	77,393	84,034	84,034
Measured at amortized cost [5]	22,747	22,056	29,115	30,212
Derivative liabilities, net	5,494	5,494	379	379
Other liabilities [4][5]	479	394	481	398

(1) Includes accrued interest.
(2) Includes money market securities that were valued based on the nominal value, which approximates fair value.
(3) Includes Accrued interest and other charges.
(4) Amounts are related to EEA guarantees given and the non-contingent liability for the obligation under the SG and NSG guarantees.
(5) Fair value of Loans, EEA guarantees given, and the non-contingent liability for the obligation under the SG and NSG guarantees are classified within Level 3 of the fair value hierarchy. Debt securities and Fair value of Borrowings at amortized cost is classified within Level 2 of the fair value hierarchy.

NOTE K – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three and nine months ended on September 30, 2022 and 2021, comprise the following (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2022	2021	2022	2021
Fair value adjustment - gains (losses) [1]				
Borrowings	$ 3,908	$ 964	$ 9,880	$ 2,718
Derivatives				
Borrowing swaps	(3,970)	(1,035)	(10,242)	(2,913)
Lending swaps	1,262	345	3,149	1,133
Equity duration swaps	(201)	7	(145)	97
Developmental assets - debt securities	(5)	-	(12)	-
Currency transaction gains (losses) on borrowings and loans at amortized cost, and other	(697)	(278)	(1,647)	(763)
Total	$ 297	$ 3	$ 983	$ 272

(1)   Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments gains of $983 million (2021 - $272 million) mostly relate to changes in the fair value of borrowing and lending swaps due to the increase in USD interest rates. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approach and their fair values converge with their costs.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank seeks to minimize exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the three and nine months ended on September 30, 2022 and 2021, comprise the following (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2022	2021	2022	2021
Currency transaction gains (losses):				
Borrowings, at fair value	$ 1,619	$ 585	$ 3,178	$ 725
Derivatives, at fair value:				
Borrowing swaps	(1,584)	(523)	(3,176)	(659)
Lending swaps	644	215	1,584	678
	679	277	1,586	744
Currency transaction gains (losses) related to:				
Borrowings, at amortized cost	22	26	9	35
Loans	(680)	(276)	(1,632)	(750)
Other	(39)	(28)	(24)	(48)
	(697)	(278)	(1,647)	(763)
Total	$ (18)	$ (1)	$ (61)	$ (19)

NOTE L – BOARD OF GOVERNORS APPROVED INCOME TRANSFERS

The IDB Grant Facility (GRF) is currently funded by income transfers from the Bank's Ordinary Capital to make grants appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects.

Ordinary Capital income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2022, the Board of Governors approved income transfers from the Bank to the GRF amounting to $172 million (2021 - $92 million).

Income transfers are recognized as an expense when approved by the Board of Governors and are currently funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE M – CAPITAL STOCK

There were no changes in subscribed capital during the nine months ended September 30, 2022 and the year ended December 31, 2021.

NOTE N – RECEIVABLE FROM MEMBERS

Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of Maintenance of Value (MOV) obligations, and other MOV obligations. The payment of contribution quotas is conditional on the member budgetary and, in some cases, legislative processes.

The composition of the net receivable from members as of September 30, 2022 and December 31, 2021, was as follows (in millions):

	September 30, 2022		December 31, 2021	
Regional developing members	$	700	$	703
Canada		55		43
Non-regional members, net		76		57
Total receivable from members	$	831	$	803

NOTE O – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and the IIC: the Staff Retirement Plan and the Complementary Staff Retirement Plan for international employees of the Bank and IIC, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions
All contributions are made in cash during the fourth quarter of the year. As of September 30, 2022, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2022 is $58 million and $32 million, respectively. Contributions for 2021 were $56 million and $32 million, respectively.

Periodic benefit cost

The following tables summarize the benefit costs associated with the Plans and the PRBP for the three and nine months ended September 30, 2022 and 2021 (in millions):

| | Pension Benefits | | | |
| | Three months ended September 30, | | Nine months ended September 30, | |
	2022	2021	2022	2021
Service cost [1]	$ 41	$ 41	$ 124	$ 125
Interest cost	42	36	128	108
Expected return on plan assets [2]	(59)	(52)	(177)	(156)
Amortization of:				
Prior service cost	-	-	1	1
Net actuarial losses	18	25	53	73
Net periodic benefit cost	$ 42	$ 50	$ 129	$ 151

(1)   Included in Administrative expenses.
(2)   The expected return of plan assets is 5.00% in 2022 and 4.75% in 2021.

| | Postretirement Benefits | | | |
| | Three months ended September 30, | | Nine months ended September 30, | |
	2022	2021	2022	2021
Service cost [1]	$ 12	$ 12	$ 36	$ 35
Interest cost	18	17	53	49
Expected return on plan assets [2]	(26)	(23)	(77)	(67)
Amortization of:				
Prior service credit	(2)	(3)	(8)	(9)
Net actuarial losses	2	9	7	28
Net periodic benefit cost	$ 4	$ 12	$ 11	$ 36

(1)   Included in Administrative expenses.
(2)   The expected return of plan assets is 5.00% in 2022 and 4.75% in 2021.

NOTE P – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees to Variable Interest Entities (VIEs) in which it is not the primary beneficiary, but in which it is deemed to hold significant variable interest at September 30, 2022. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $146 million at September 30, 2022 and $149 million at December 31, 2021. The Bank's total loans outstanding to these VIEs was $12 million ($14 million at December 31, 2021). No guarantees were outstanding to these VIEs at September 30, 2022 and December 31, 2021. There were no undisbursed amounts related to such loans and guarantees ($4 million at December 31, 2021), which combined with outstanding amounts results in a total maximum Bank exposure of $12 million at September 30, 2022 ($18 million at December 31, 2021).

The Bank is considered the primary beneficiary of certain entities and has made loans amounting to approximately $51 million at September 30, 2022 and December 31, 2021. The Bank's involvement with these VIEs is limited to such loans, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $51 million at September 30, 2022 and December 31, 2021, which is considered immaterial, thus not consolidated with the Bank's financial statements.

NOTE Q – RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

A reconciliation of Net income to Net cash used in operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Nine months ended September 30,		
	2022		2021
Net income	$	1,322	$	784
Difference between amounts accrued and amounts paid or collected for:			
Loan income		(476)	(84)
Income from investments		(230)	(30)
Other interest income		2	(13)
Interest and other costs of borrowings, after swaps		612	(38)
Administrative expenses, including depreciation		104	113
Special programs		(12)	(12)
Transfers to the IDB Grant Facility		79	(18)
Net fair value adjustments on non-trading portfolios and foreign currency transactions		(983)	(272)
Net (increase) decrease in trading investments		4,411	(6,613)
Net unrealized (gains) losses on trading investments		136	(8)
Other components of net pension benefit costs		(20)	27
Provision (credit) for developmental assets credit losses		68	(64)
Net cash provided by (used in) operating activities	$	5,013	$	(6,228)

Supplemental disclosure of noncash activities

Increase (decrease) resulting from exchange rate fluctuations:

Trading investments	$	1	$	(13)
Loans outstanding		(42)	(68)
Debt securities		(34)	(31)
Borrowings		(28)	(102)
Receivable from members, net		29	4

NOTE R – SEGMENT REPORTING AND CONCENTRATIONS

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the nine months ended September 30, 2022 and 2021, loans made to or guaranteed by four countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Nine months ended September 30,			
	2022		2021	
Argentina	$	307	$	249
Brazil		336		186
Colombia		273		225
Mexico		263		243

NOTE S – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on its financial position, results of operations or cash flows.

The ongoing COVID-19 pandemic has disrupted economic markets and created significant volatility. The operational and financial performance of the companies in which the Bank finances depends on future developments, including the length and severity of the pandemic. Moreover, the Russian war on Ukraine and inflation increases in the region are additional sources of concern on the social and economic development of IDB's borrowing member countries. Such uncertainties may impact the fair value of the Bank's investments and the credit worthiness of the Bank's loan borrowers. The Bank has capital buffers in place to absorb additional stress and credit rating downgrades.

NOTE T – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period ending on December 31, 2022, NSG activities are and continue to be originated by the IIC and co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective shares of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes, services, and monitors the Bank's NSG loans portfolio.

As part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long-term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2022 and 2021, the Board of Governors approved a $150 million distribution each year, to the shareholders of the Bank for a concurrent capital contribution to the IIC on their behalf. This transfer is in lieu of a distribution to the shareholders of both entities and therefore is recognized as a dividend in the Condensed Statement of Income and Retained Earnings.

Also, pursuant to such reorganization, the Bank and the IIC entered into one-year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $15 million and $49 million, respectively, for the nine month period ended September 30, 2022 (2021 - $15 million and $55 million, respectively).

The Bank also charges fees for the administration of the Multilateral Investment Fund III (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance the Bank's lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $5 million and $2 million, respectively, for the nine month period ended September 30, 2022 (2021 - $5 million and $1 million, respectively).

The Bank received deposits from central banks and official institutions in the Bank's member countries totaling $35 million as of September 30, 2022 (December 31, 2021 - none) with maturities of up to 30 days.

During 2020, the Bank entered into a 10-year guarantee and cooperation agreement (Agreement) with Sweden, a member country of the Bank, under which Sweden will guarantee up to $100 million of lending exposure to the Federal Government of Brazil. This Agreement allows the Bank to increase lending support by up to $300 million for new projects in Bolivia, Colombia, and Guatemala. During the term of the guarantee, if any sovereign-guaranteed loans by the Federal Government of Brazil were classified in nonaccrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $100 million of the loan outstanding principal in nonaccrual status. At the end of the nonaccrual event, the Bank will reimburse Sweden for any principal that is recovered with respect to the nonaccrual event. The eligible exposure under this guarantee was $66 million as of September 30, 2022 and December 31, 2021, and there were no nonaccrual events associated with loans made to or guaranteed by Brazil.

Other significant transactions with IIC, GRF and Pension Plans are disclosed in the note to which they relate.

NOTE U – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 4, 2022, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of September 30, 2022.